Exhibit 99.1

ROYAL BANK OF CANADA

Annual Meeting of Common Shareholders

Toronto, Ontario – March 3, 2011

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Common Shareholders of Royal Bank of Canada held on March 3, 2011. Full details of these matters are set out in the Notice of Meeting and Management Proxy Circular issued in connection with this meeting, which is available at www.rbc.com/investorrelations

1.	Election of Directors

On a vote by ballot, each of the following 14 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
W. Geoffrey Beattie	599,433,870	94.50%	34,881,959	5.50%
John T. Ferguson	572,394,067	90.24%	61,924,934	9.76%
Paule Gauthier	575,510,468	90.73%	58,808,944	9.27%
Timothy J. Hearn	601,943,578	94.90%	32,375,443	5.10%
Alice D. Laberge	602,703,450	95.01%	31,629,064	4.99%
Jacques Lamarre	602,619,077	95.00%	31,701,435	5.00%
Brandt C. Louie	601,893,066	94.89%	32,426,046	5.11%
Michael H. McCain	599,038,689	94.44%	35,281,732	5.56%
Gordon M. Nixon	601,570,349	94.84%	32,761,935	5.16%
David P. O’Brien	572,988,171	90.33%	61,331,711	9.67%
J. Pedro Reinhard	575,640,711	90.75%	58,672,958	9.25%
Edward Sonshine	586,316,505	92.43%	48,045,146	7.57%
Kathleen P. Taylor	577,173,834	90.99%	57,137,277	9.01%
Victor L. Young	575,031,943	90.65%	59,286,834	9.35%

2.	Appointment of Auditor

On a vote by ballot, Deloitte & Touche LLP was reappointed as the auditor of the Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld

660,806,116	99.49%	3,404,874	0.51%

3.	Advisory resolution to accept the approach to executive compensation disclosed in the Management Proxy Circular.

On a vote by ballot, an advisory resolution was passed to approve the Bank’s approach to executive compensation disclosed in the Management Proxy Circular.

Votes For	% Votes For	Votes Against	% Votes Against

562,133,157	88.61%	72,226,981	11.39%

The outcome of a vote conducted by ballot on each of the following shareholder proposals is set out below.

4.	Shareholder Proposal No. 1 – Critical mass of qualified women on the Board

Votes For	% Votes For	Votes Against	% Votes Against

63,459,035	10.00%	570,840,368	90.00%

5.	Shareholder Proposal No. 2 – Pay ratio

Votes For	% Votes For	Votes Against	% Votes Against

53,226,124	8.39%	581,079,362	91.61%

6.	Shareholder Proposal No. 3 – Abolition of subsidiaries and branches in tax havens

Votes For	% Votes For	Votes Against	% Votes Against

24,723,149	3.90%	609,629,176	96.10%

7.	Shareholder Proposal No. 4 – Additional information regarding peer comparisons of compensation

Votes For	% Votes For	Votes Against	% Votes Against

63,077,920	9.94%	571,229,517	90.06%